The Company is an integrated energy company in Argentina mainly participating in the oil and gas production and electricity generation businesses.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates and based on the business nature, customer portfolio and risks involved, the Company operates its businesses through the following reportable segments:

●	Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Midstream RDA and through its direct and indirect interests in SESA and PECSA;

●	Generation, principally consisting of our direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III, IV and VI wind farms;

●	Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentina; and

●	Holding, Transportation and Others, principally consisting of our interests in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, as well as the stake in VMOS and OCP.

The Company manages its operating segments based on its individual net result in U.S. dollars.

Nine-month period ended September 30, 2025 compared to the Nine-month period ended September 30, 2024

Oil and Gas Segment
	Oil and Gas (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2025	September 30, 2024	Variation	%
Revenue	658	596	62	10%
Cost of sales	(461)	(387)	(74)	19%
Gross profit	197	209	(12)	(6%)

Selling expenses	(56)	(46)	(10)	22%
Administrative expenses	(60)	(57)	(3)	5%
Other operating income and expenses, net	25	45	(20)	(44%)
Share of profit from associates and joint ventures	2	-	2	100%
Impairment of property, plant and equipment	(8)	(19)	11	(58%)
Impairment of financial assets	(5)	(10)	5	(50%)
Operating income	95	122	(27)	(22%)

Financial income	-	1	(1)	100%
Financial costs	(77)	(71)	(6)	8%
Other financial results	(25)	(17)	(8)	47%
Financial results, net	(102)	(87)	(15)	17%
(Loss) Profit before income tax	(7)	35	(42)	(120%)

Income tax	(31)	36	(67)	(186%)
(Loss) / Profit of the period	(38)	71	(109)	(154%)

Owners of the company	(38)	71	(109)	(154%)

Revenue

Revenue from our oil and gas segment increased 10%, to U.S.$658 million for the nine-month period ended September 30, 2025, compared to U.S.$596 million for the nine-month period ended September 30, 2024. This increase is primarily attributable to the ramp-up of shale oil output at the Rincón de Aranda block and was partially offset by weaker gas demand resulting from milder weather and the expiration of Plan Gas winter peak commitments, as well as lower crude oil and gas export prices.

The average sale price for gas was U.S.$3.87/MBTU for the nine-month period ended September 30, 2025, 2% lower than U.S.$3.93/MBTU recorded in the nine-month period ended September 30, 2024. The average sale price for oil was U.S.$61.9/bbl for the nine-month period ended September 30, 2025, 13% lower than U.S.$71/bbl recorded in the nine-month period ended September 30, 2024.

The following table shows our production and sales for the oil and gas segment for the periods shown:

	For the nine-month period ended
	September 30, 2025	September 30, 2024
Production
Oil (k bbl/day)	9.6	5.0
Gas (k m3/day)	12.9	13.4
Total (k boe/day)	85.5	83.8

Sales
Oil (k bbl/day)	10.1	4.8
Gas (k m3/day)	12.9	13.3
Total (k boe/day)	86.3	83.3

Cost of Sales

The cost of sales from our oil and gas segment increased by 19%, to U.S.$461 million for the nine-month period ended September 30, 2025, from U.S.$387 million for the nine-month period ended September 30, 2024. The variation is mainly due to higher lifting costs related to gas treatment expenses, higher property, plant and equipment depreciation, costs from the sale of crude oil stock, and increased royalties related to higher production volumes.

Gross Profit

Gross profit from our oil and gas segment decreased by 6%, from U.S.$209 million in the nine-month period ended September 30, 2024, to U.S.$197 million for the nine-month period ended September 30, 2025. This variation is explained by higher costs, weaker gas demand and lower average gas and oil sale prices, which were partially offset by higher crude oil sale volumes.

Additionally, the gross margin on sales decreased to 30% in the nine-month period ended September 30, 2025, compared to 35% for the nine-month period ended September 30, 2024.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$56 million for the nine-month period ended September 30, 2025, compared to U.S.$46 million for the same period in 2024 due to increased oil and gas transportation expenses, driven by strong crude oil production growth at the Rincón de Aranda block, higher gas production at the Sierra Chata block and higher gas exports to Chile.

Administrative Expenses

Administrative expenses from our oil and gas segment increased to U.S.$60 million for the nine-month period ended September 30, 2025, compared to U.S.$57 million for the nine-month period ended September 30, 2024 due to increased fees and compensation for services.

Other Operating Income and Expenses, net

Other operating income and expenses, net from our oil and gas segment recorded gains of U.S.$25 million for the nine-month period ended September 30, 2025, compared to gains of U.S.$45 million for the nine-month period ended September 30, 2024, mainly due to reduced overdue interest driven by a decrease in CAMMESA’s and ENARSA’s days sales outstanding ratio and lower GasAr Plan income.

Share of profit from associates and joint ventures

The share of profit from joint ventures from our oil and gas segment amounted to U.S.$2 million for the nine-month period ended September 30, 2025 due to our 20% stake in SESA, the company aiming to develop the FLNG Project for LNG export.

Impairment of property, plant and equipment

Our oil and gas segment recorded an impairment of property, plant and equipment of U.S.$8 million for the nine-month period ended September 30, 2025, compared to U.S.$19 million for the nine-month period ended September 30, 2024, both in El Tordillo/La Tapera blocks. On October 1, 2025, the Company transferred a 35.6706% interest in the concessions of such blocks and collected U.S.$2 million.

Impairment of financial assets

Impairment of financial assets from our oil and gas segment decreased to U.S.$5 million for the nine-month period ended September 30, 2025, compared to U.S.$10 million for the nine-month period ended September 30, 2024. The variation was primarily due to an agreement entered into with CAMMESA on May 27, 2024, pursuant to which CAMMESA settled certain overdue wholesale electricity payments through (i) the delivery of sovereign bonds valued at 65.0% of their face amount to settle December 2023 and January 2024 WEM´s transactions and (ii) a cash payment to settle February 2024 WEM’s transaction.

Operating Income

The operating income from our oil and gas segment decreased by U.S.$27 million (22%) to U.S.$95 million for the nine-month period ended September 30, 2025 compared to U.S.$122 million for the nine-month period ended September 30, 2024.

The operating margin in relation to sales for the nine-month period ended September 30, 2025, decreased to 14% compared to 20% for the nine-month period ended September 30, 2024.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$102 million loss for the nine-month period ended September 30, 2025, compared to a U.S.$87 million loss for the nine-month period ended September 30, 2024. This increase is mainly due to higher foreign currency exchange losses over the net monetary asset position in Argentine Pesos and higher financial interest expenses, partially offset by higher gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment recorded an income tax charge of U.S.$31 million for the nine-month period ended September 30, 2025, compared to a tax benefit of U.S.$36 million for the nine-month period ended September 30, 2024. The variation is mainly related to a non-cash credit on deferred income tax due to inflation exceeding Peso devaluation for the nine-month period ended September 30, 2024, while during the current period the inflation and devaluation variables exhibited the opposite behavior.

Loss / Profit of the period

As a result of the foregoing, our oil and gas segment recorded a loss of U.S.$38 million for the nine-month period ended September 30, 2025, compared to a profit of U.S.$71 million for the nine-month period ended September 30, 2024, both of which were entirely attributable to the owners of the Company.

Generation Segment

	Generation (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2025	September 30, 2024	Variation	%
Revenue	585	505	80	16%
Cost of sales	(319)	(260)	(59)	23%
Gross profit	266	245	21	9%

Selling expenses	(3)	(2)	(1)	50%
Administrative expenses	(31)	(39)	8	(21%)
Other operating income and expenses, net	8	23	(15)	(65%)
Share of profit (loss) from joint ventures	5	(28)	33	(118%)
Impairment of financial assets	-	(46)	46	100%
Operating income	245	153	92	60%

Financial income	15	3	12	400%
Financial costs	(36)	(39)	3	(8%)
Other financial results	81	102	(21)	(21%)
Financial results, net	60	66	(6)	(9%)
Profit before income tax	305	219	86	39%

Income tax	(180)	109	(289)	(265%)
Profit of the period	125	328	(203)	(62%)

Owners of the company	125	328	(203)	(62%)

Revenue

Revenue from our generation segment increased by U.S.$80 million, amounting to U.S.$585 million in the nine-month period ended September 30, 2025, compared to U.S.$505 million in the nine-month period ended September 30, 2024.

This increase is mainly explained by higher renewable generation due to the gradual commissioning of PEPE VI at the end of 2024, increased recognition from fuel self-procurement and higher spot capacity prices. These effects were partially offset by lower thermal dispatch and forced outage at HINISA since January 2025.

Power generation during the nine-month period ended September 30, 2025 decreased by 3%, to 12,947 GWh compared to 13,367 GWh for the nine-month period ended September 30, 2024, mainly due to lower dispatch of our thermal units and a decrease in hydroelectric generation, which were partially offset by an increase in wind generation.

The following table shows net power generation and installed capacity for our power generation plants:

	For the nine-month period ended
	September 30, 2025		September 30, 2024
in GWh	Net generation	Installed capacity (In Mw)	Net generation	Installed capacity (In Mw)
	(In GWh)		(In GWh)
Hydroelectric	1,027	938	1,641	938
Wind	1,244	427	839	381
Thermal	10,676	4,107	10,887	4,107
Total	12,947	5,472	13,367	5,426

Cost of Sales

Cost of sales increased by 23% to U.S.$319 million for the nine-month period ended September 30, 2025, compared to U.S.$260 million for the nine-month period ended September 30, 2024, mainly explained by higher depreciation of property, plant and equipment, higher gas purchases for self-procurement and maintenance expenses.

Gross Profit

Gross profit from our generation segment increased by 9%, to U.S.$266 million for the nine-month period ended September 30, 2025, compared to U.S.$245 million for the nine-month period ended September 30, 2024.

The gross margin as a percentage of sales decreased to 45% for the nine-month period ended September 30, 2025, compared to 49% for the same period in 2024.

Selling Expenses

Selling expenses from our generation segment increased to U.S.$3 million for the nine-month period ended September 30, 2025, compared to U.S.$2 million for the nine-month period ended September 30, 2024.

Administrative Expenses

Administrative expenses from our generation segment decreased to U.S.$31 million for the nine-month period ended September 30, 2025, compared to U.S.$39 million for the nine-month period ended September 30, 2024, mainly explained by lower labor costs.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment decreased to a U.S.$8 million gain for the nine-month period ended September 30, 2025, compared to a U.S.$23 million gain for the nine-month period ended September 30, 2024. This variation is primarily attributable to lower overdue interests resulting from a drop in CAMMESA’s days sales outstanding ratio, and was partially offset by higher insurance recoveries net of repair expenses.

Share of profit (loss) from joint ventures

The share of profit (loss) from joint ventures in our generation segment amounted to a U.S.$5 million gain for the nine-month period ended September 30, 2025, compared to a U.S.$28 million loss for the nine-month period ended September 30, 2024. This variation is mainly explained by the impairment of property, plant and equipment recorded by CTB in 2024, and was partially offset by the loss linked to the non-monetary credit for deferred income tax, driven by the Argentine peso’s devaluation outpacing inflation during 2025.

Impairment of financial assets

Our generation segment recorded an impairment of financial assets of U.S.$46 million for the nine-month period ended September 30, 2024, while no impairment was recorded for the nine-month period ended September 30, 2025. The variation was primarily due to an agreement entered into with CAMMESA on May 27, 2024, pursuant to which CAMMESA settled certain overdue wholesale electricity payments through (i) the delivery of sovereign bonds valued at 65.0% of their face amount to settle December 2023 and January 2024 WEM´s transactions and (ii) a cash payment to settle February 2024 WEM’s transaction.

Operating Income

Operating income from our generation segment increased by U.S.$92 million (60%), to U.S.$245 million for the nine-month period ended September 30, 2025, compared to U.S.$153 million for the nine-month period ended September 30, 2024. This variation is mainly attributable to the increase in gross profit in 2025; and the impairment of CAMMESA’s receivables recorded by Pampa and CTB, and the impairment of property, plant and equipment recorded by CTB, recorded in 2024. These effects were partially offset by the decrease in CAMMESA’s commercial interests in 2025.

The operating margin in relation to sales for the nine-month period ended September 30, 2025, increased to 42%, compared to 30% for the nine-month period ended September 30, 2024.

Financial Results, net

Financial results, net, amounted to a U.S.$60 million gain for the nine-month period ended September 30, 2025, compared to U.S.$66 million gain for the nine-month period ended September 30, 2024. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, and was partially offset by lower financial interest expenses.

Income Tax

The generation segment recorded an income tax charge of U.S.$180 million for the nine-month period ended September 30, 2025, compared to an income tax benefit of U.S.$109 million for the nine-month period ended September 30, 2024. The variation is mainly related to a non-cash credit for deferred income tax due to inflation exceeding Peso devaluation for the nine-month period ended September 30, 2024, while during the current period the inflation and devaluation variables exhibited the opposite behavior.

Profit of the period

As a result of the foregoing, the generation segment recorded a U.S.$125 million profit for the nine-month period ended September 30, 2025, compared to U.S.$328 million for the nine-month period ended September 30, 2024, both of which were entirely attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2025	September 30, 2024	Variation	%
Revenue	329	394	(65)	(16%)
Cost of sales	(319)	(361)	42	(12%)
Gross profit	10	33	(23)	(70%)

Selling expenses	(9)	(9)	-	-
Administrative expenses	(5)	(5)	-	-
Other operating income and expenses, net	11	6	5	83%
Operating income	7	25	(18)	(72%)

Financial income	27	-	27	100%
Financial costs	-	(3)	3	(100%)
Other financial results	4	4	-	-
Financial results, net	31	1	30	3,000%
Profit before income tax	38	26	12	46%

Income tax	(11)	7	(18)	(257%)
Profit of the period	27	33	(6)	(18%)

Owners of the company	27	33	(6)	(18%)

Revenue

Revenue from our petrochemicals segment amounted to U.S.$329 million for the nine-month period ended September 30, 2025, 16% lower than the U.S.$394 million reported for the nine-month period ended September 30, 2024. This variation is mainly due to lower prices across all products, reflecting the trend in international reference prices. Additionally, domestic demand for octane has declined and the sales volumes of SBR and styrenic products have decreased. These effects were partially offset by higher sales volumes of octane and aromatics in the foreign market.

Total sold volumes during the nine-month period ended September 30, 2025, experienced a 5% decrease compared to the nine-month period ended September 30, 2024. This variation is mainly explained by lower local sales from our reforming plant’s derived products, and lower sale volumes from SBR and styrenics.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the nine-month period ended
	September 30, 2025	September 30, 2024
Reforma	238	252
Styrene & polystyrene	62	64
SBR	31	33
Total	331	349

Cost of Sales

Cost of sales from our petrochemicals segment decreased by 12%, to U.S.$319 million for the nine-month period ended September 30, 2025, compared to U.S.$361 million for the nine-month period ended September 30, 2024. This variation resulted from decreased sales volumes and reduced prices for raw materials primarily used at the reforming plant.

Gross Profit

Our petrochemical segment recorded a gross profit of U.S.$10 million for the nine-month period ended September 30, 2025, compared to U.S.$33 million for the same period in 2024, mainly due to lower polystyrene, SBR and styrene margins, which were partially offset by higher reforming plant margin.

The gross margin on sales reached 3% for the nine-month period ended September 30, 2025, compared to 8% for the nine-month period ended September 30, 2024.

Selling Expenses

Selling expenses from our petrochemicals segment did not vary, amounting to U.S.$9 million for each of the nine-month periods ended September 30, 2025 and 2024.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary, amounting to U.S.$5 million for each of the nine-month periods ended September 30, 2025 and 2024.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$11 million gain for the nine-month period ended September 30, 2025, compared to a U.S.$6 million gain for the nine-month period ended September 30, 2024.

This variation is mainly explained by the reversal of the customs contingency provision that had been recorded in previous periods, and was offset by lower gains derived from the settlement of exports at a differential U.S dollar exchange through the Export Increase Program and losses from idle capacity in our reforming, SBR, styrenic and polyestyrenic plants.

Operating Income

The operating income from our petrochemicals segment decreased to U.S.$7 million in the nine-month period ended September 30, 2025, compared to U.S.$25 million for the nine-month period ended September 30, 2024.

The operating margin in relation to sales for the nine-month period ended September 30, 2025, decreased to 2% compared to 6% for the nine-month period ended September 30, 2024.

Financial Results, Net

Our petrochemicals segment recorded a U.S.$31 million gain for financial results, net for the nine-month period ended September 30, 2025, compared to a U.S.$1 million gain for the nine-month period ended September 30, 2024. This variation is mainly explained by the reversal of the accrued interests related to the customs contingency provision that had been recorded in previous periods.

Income Tax

The petrochemicals segment recorded an income tax charge of U.S.$11 million for the nine-month period ended September 30, 2025, compared to a U.S.$7 million tax benefit for the same period in 2024. The variation is mainly related to a non-cash credit for deferred income tax due to inflation exceeding Peso devaluation for the nine-month period ended September 30, 2024, while during the current period the inflation and devaluation variables exhibited the opposite behavior.

Profit of the period

The petrochemicals segment recorded a profit of U.S.$27 million for the nine-month period ended September 30, 2025, compared to U.S.$33 million for the nine-month period ended September 30, 2024, both of which were entirely attributable to the owners of the Company.

Holding, Transportation and Others Segment

	Holding, transportation and others (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2025	September 30, 2024	Variation	%
Revenue	18	29	(11)	(38%)
Cost of sales	-	(5)	5	100%
Gross profit	18	24	(6)	(25%)

Selling expenses	(1)	-	(1)	(100%)
Administrative expenses	(35)	(38)	3	(8%)
Other operating income and expenses, net	(21)	(30)	9	(30%)
Share of profit from joint ventures and associates	94	129	(35)	(27%)
Profit from sale of companies’ interest	-	7	(7)	100%
Operating income	55	92	(37)	(40%)

Financial costs	(38)	(24)	(14)	58%
Other financial results	77	25	52	208%
Financial results, net	39	1	38	3,800%
Profit before income tax	94	93	1	1%

Income tax	8	(12)	20	(167%)
Profit of the period	102	81	21	26%

Owners of the company	102	81	21	26%

Revenue

Revenue from our holding, transportation and others segment decreased by 38% to U.S.$18 million in the nine-month period ended September 30, 2025 compared to U.S.$29 million for the nine-month period ended September 30, 2024, mainly explained by the consolidation of OCP, which became effective on August 30, 2024 and included crude oil transportation activity until the concession ended on November 29, 2024. This effect was partially offset by higher advisory services provided to related companies.

Cost of Sales

Our holding, transportation and others segment recorded cost of sales of U.S.$5 million in the nine-month period ended September 30, 2024, entirely attributable to the consolidation of OCP.

Gross Profit

Our holding, transportation and others segment recorded a gross profit of U.S.$18 million in the nine-month period ended September 30, 2025 compared to U.S.$24 million for the nine-month period ended on September 30, 2024, mainly due to the consolidation of OCP in 2024.

Selling and Administrative Expenses

Selling and administrative expenses from our holding, transportation and others segment decreased to U.S.$36 million for the nine-month period ended September 30, 2025, compared to U.S.$38 million for the nine-month period ended September 30, 2024, mainly due to lower executive compensation accrual in line with the share price performance, partially offset by higher fees and compensation for services.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding, transportation and others segment recorded a loss of U.S.$21 million for the nine-month period ended September 30, 2025, compared to a U.S.$30 million loss for the nine-month period ended September 30, 2024. The variation is mainly due to provision for contingencies charges recorded in 2024.

Share of profit from joint ventures and associates

Share of profit from joint ventures and associates from our holding, transportation and others segment amounted to U.S.$94 million for the nine-month period ended September 30, 2025, compared to U.S.$129 million for the nine-month period ended September 30, 2024. This variation is explained by lower profit from our stake in OCP amounting to U.S.$59 million, mainly due to gains recognized in the acquisition of additional shares in OCP’s capital stock in 2024, partially offset by higher profits from our stakes in CIESA and CITELEC amounting to U.S.$29 million consistent with monthly rate increases received by those companies in 2025.

Profit from sale of companies’ interest

The profit from sale of companies’ interest from our holding, transportation and others segment amounted to U.S.$7 million for the nine-month period ended September 30, 2024 due to the sale of our direct interest in TGS.

Operating Income

Operating income from our holding, transportation and others segment amounted to a U.S.$55 million profit for the nine-month period ended September 30, 2025, compared to U.S.$92 million for the nine-month period ended September 30, 2024.

Financial Results, Net

Our holding, transportation and others segment recorded a U.S.$39 million net financial gain for the nine-month period ended September 30, 2025, compared to a U.S.$1 million net financial gain for the nine-month period ended September 30, 2024. This variation is mainly due to higher foreign currency net exchange gains on the liability monetary position in Pesos, and was partially offset by higher interest expenses on fiscal liabilities.

Income Tax

Our holding, transportation and others segment recorded an income tax benefit of U.S.$8 million for the nine-month period ended September 30, 2025, compared to an income tax charge of U.S.$12 million for the nine-month period ended September 30, 2024. The variation is mainly related to the tax inflation adjustment over the net monetary position.

Profit of the period

Our holding, transportation and others segment recorded a profit of U.S.$102 million for the nine-month period ended September 30, 2025, compared to U.S.$81 million for the nine-month period ended September 30, 2024, both of which were entirely attributable to the owners of the Company.

Recent Developments

2025 Legislative Elections

On October 26, 2025, Argentina held national mid-term legislative elections to renew 127 of the 257 seats in the Chamber of Deputies, the lower house of the Argentine Congress, and 24 of the 72 seats in the Senate, the upper house. President Javier Milei’s party, La Libertad Avanza, obtained approximately 40.7% of the national vote for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition party, Fuerza Patria, obtained approximately 31.7% of the national vote for the Chamber of Deputies and approximately 28.4% for the Senate.

On the day following the election, Argentine financial markets reacted positively: the peso appreciated against the U.S. dollar, Argentine sovereign bonds rose, and equity indices recorded significant gains, reflecting improved investor confidence in the continuity of the administration’s policies. Despite the immediate improvement in market sentiment, there can be no assurance that these conditions will be sustained over time. Political or social opposition to the government’s reform measures, adverse external developments or delays in the implementation of structural policies could reverse these trends and generate volatility in Argentine financial markets, adversely affecting access to international financing, the value of the Argentine peso and the overall stability of the Argentine economy. In addition, the outcome of these elections may lead to changes in government policies that could impact our business. We cannot assure you whether such changes will occur or, if they occur, estimate their timing or potential effects on our operations and financial condition.

For additional background on risks related to Argentina and our business, see “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 16, 2025 (the “2024 Annual Report”).

Release of OCP Guarantees

On October 28, 2025, the Ecuadorian Government instructed Citibank Ecuador to proceed with the operational and the environmental Guarantee (each U.S.$50,000,000) release, which became no longer valid as of that day under the terms of the contract. On November 3, 2025, Citibank N.A. proceeded with the release of the U.S.$84,000,000 guarantee deposits funds.

For additional background on the guarantees and the OCP concessions, see “Item 3. Key Information—D. Risk Factors—We granted certain environmental and operational guarantees in favor of the Ecuadorian Government in connection with the OCP concession” and “Relevant Events—Oil and Gas—Acquisition of Shares in OCP Ecuador and Termination of the Concession” in the 2024 Annual Report.